                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 4)*

                                  Aventis S.A.
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                                (Name of Issuer)

                                 Ordinary Shares
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                         (Title of Class of Securities)

                              ISIN No. FR0000130460
           ----------------------------------------------------------
                                 (CUSIP Number)

                                 August 20, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 5 Pages

 ISIN No. FR0000130460

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     1.     Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Kuwait Petroleum Corporation

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     2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]

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     3.     SEC Use Only

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     4.     Citizenship or Place of Organization                  Kuwait

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                    5.      Sole Voting Power                       0

                    ------------------------------------------------------------
Number of
Shares              6.      Shared Voting Power                     0
Beneficially
Owned by            ------------------------------------------------------------
Each Reporting
Person With         7.      Sole Dispositive Power                  0

                    ------------------------------------------------------------

                    8.      Shared Dispositive Power                0

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     9.     Aggregate Amount Beneficially Owned by Each Reporting Person      0

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     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                                               [ ]

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     11.    Percent of Class Represented by Amount in Row (9)           0%

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     12.    Type of Reporting Person (See Instructions)                CO

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                               Page 2 of 5 Pages

Item 1.
          (a)  Name of Issuer: Aventis S.A.

          (b)  Address of Issuer's Principal Executive Offices:

               Espace Europeen de l'Entreprise
               16, avenue de l'Europe
               67917 Strasbourg - Cedex 9
               France
Item 2.
          (a)  Name of Person Filing: Kuwait Petroleum Corporation

          (b)  Address of Principal Business Office or, if None, Residence

               Kuwait Petroleum Corporation
               P.O. Box 26565
               Safat 13126
               Kuwait

          (c)  Citizenship:

               Kuwait Petroleum Corporation is organized under the laws of
               Kuwait.

          (d)  Title of Class of Securities:  Ordinary Shares of Aventis S.A.

          (e)  ISIN Number: FR0000130460

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
          or (c), check whether the person filing is a:

          (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
               Act.

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
               Exchange Act.

          (d)  [ ] Investment company registered under Section 8 of the
               Investment Company Act of 1940.

          (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)
               (1)(ii)(E).

          (f)  [ ] An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

          (g)  [ ] A parent holding company or control person in
                   accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)  [ ] A savings associations as defined in Section 3(b) of the
               Federal Deposit Insurance  Act.

                               Page 3 of 5 Pages

          (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
               Company Act of 1940.

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          Item 3 is not applicable.

Item 4.   Ownership*

          (a)  Amount beneficially owned: None.

          (b)  Percent of class: 0%

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 0

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition: 0

               (iv) Shared power to dispose or to direct the disposition: 0

          *This is the final amendment to this Schedule 13G and an exit filing for Kuwait Petroleum Corporation.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on by the Parent Holding Company or Control
          Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 20, 2004

Kuwait Petroleum Corporation

By:
        /s/ Nader H. Sultan
        --------------------------
        Nader H. Sultan
        Deputy Chairman & CEO

                               Page 5 of 5 Pages